Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

On January 8, 2009, thinkorswim Group Inc. sent the following email to clients of Investools:

Dear Investools Student:

Happy New Year!  We want to start off 2009 with some exciting news about our future.

Investools has been committed to bringing you the best in investor education for 25 years.  Recently, we decided that the best way to do that – and more – is to partner with TD AMERITRADE, one of the undisputed leaders in the brokerage industry.  Our parent company, thinkorswim Group Inc., has agreed to be acquired by TD AMERITRADE later this year.  The transaction is expected to be completed by the end of June 2009; however, we will continue to operate separately from TD AMERITRADE until that time.

By joining forces, our two companies are working to create the premier investor education and online trading firm in the industry.  Partnering with TD AMERITRADE will eventually benefit our students in a number of ways:

•                  It should accelerate our continued development of online and live education training, content and tools for an even larger segment of investors.

•                  It should afford you the opportunity to learn more about how TD AMERITRADE’s trading tools and services complement those of thinkorswim.

It’s important to note that nothing will change until the transaction is completed.  Also, we have no plans to change your access to Investools courses, workshops or coaching resources.  Our new partners at TD AMERITRADE hold our programs in high regard, and are committed to ensuring that our students continue to receive the best in investor education and training.

We will be communicating with you on a regular basis and will keep you informed every step of the way as the merger progresses.  A letter from TD AMERITRADE, press release and FAQ are attached for your information.

As always, we value your relationship with us and look forward to continuing to meet all your educational and investing needs.  If you have any questions, Investools Student Support Representatives are available Monday through Friday from 9:00 a.m. to 9:00 p.m. ET at 800-204-7143.

Sincerely,

Lee Barba

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for  “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.